Exhibit 99.1

Announcement of Extraordinary General Meeting Results

Joint Stock Company Kaspi.kz (Nasdaq: KSPI) announces that the following resolutions were duly passed at its Extraordinary General Meeting on 21 August 2024:

1.
To approve the agenda of the Extraordinary General Meeting of Shareholders of JSC Kaspi.kz:
1)
Approval of the agenda;
2)
Payment of dividends on common shares of JSC Kaspi.kz and approval of the amount of dividend per common share;
3)
Appointment of the external auditor to audit JSC Kaspi.kz’s financial statements.

2.
To approve dividends to be paid within the period set by law:
1)
dividend amount of KZT 850 (eight hundred and fifty tenge) per common share of JSC Kaspi.kz;
2)
dividend is paid for period 2Q 2024;
3)
commencement date of dividend payments: 21 August 2024;
4)
the list of shareholders entitled to receive the dividend based on 20 August 2024 date of record;
5)
procedure and form of dividend payments: to be paid in cash by wire transfers to accounts of shareholders.

3.
To reappoint Deloitte LLP as the external auditor to audit JSC Kaspi.kz’s 2024 financial statements.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275